Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES A PREFERRED STOCK

OF

BIOPHARMX CORPORATION

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

BioPharmX Corporation (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, certifies as follows:

1.             Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority granted in the Corporation’s Certificate of Incorporation, the Corporation duly adopted, authorized and designated 5,500,000 shares of Series A Preferred Stock, as evidenced by the Amended and Restated Designations, Preferences and Rights of Series A Preferred Stock (the “Series A Certificate of Designation”) with respect to such Series A Preferred Stock filed with the Secretary of State of the State of Delaware on May 11, 2015.

2.             No shares of Series A Preferred Stock are outstanding and none will be issued subject to the Series A Certificate of Designation governing such Series A Preferred Stock.

3.             Pursuant to the authority conferred upon the Board of Directors of the Corporation by the Corporation’s Certificate of Incorporation, and acting in accordance with the provisions of the DGCL, the Board of Directors adopted the following resolutions:

NOW, THEREFORE, BE IT RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding, and none will be issued subject to the Series A Certificate of Designation.

RESOLVED FURTHER, that the officers of the Corporation be, and each of them individually hereby is, authorized and directed in the name and on behalf of the Corporation to file a certificate pursuant to Section 151(g) of the DGCL with the office of the Secretary of State of the State of Delaware, in substantially the form attached hereto as Exhibit B, setting forth a copy of these resolutions whereupon all matters set forth in the Series A Certificate of Designation shall be eliminated from the Corporation’s Certificate of Incorporation and the shares of the Series A Preferred Stock shall resume the status of authorized and unissued shares of preferred stock of the Corporation, without designation as to series.

RESOLVED FURTHER, that the officers of the Corporation be, and each of them individually hereby is, authorized and directed in the name and on behalf of the Corporation to take all other actions and to execute and deliver such other documents, in addition to those set forth in the foregoing resolutions, as they may deem necessary or advisable in order to effect the purposes of the foregoing resolutions, and that all such actions heretofore so taken be, and they hereby are, in all respects ratified, confirmed and approved.

4.             In accordance with Section 151(g) of the DGCL, the shares that were designated as Series A Preferred Stock are hereby returned to the status of authorized but unissued shares of the Preferred Stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed by its duly authorized officer as of this 10th day of March, 2016.

BIOPHARMX CORPORATION

By:	/s/ James Pekarsky
James Pekarsky
Chief Executive Officer and Chairman of the Board of Directors